

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2018

David R. Koos
Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

      Re: Zander Therapeutics, Inc
           Registration Statement on Form S-1
           Response dated February 13, 2018
           File No. 333-220790

Dear Mr. Koos:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2018 letter.

Response dated February 13, 2018

Notes to Financial Statements
Note 6. Related Party Transactions, page 59

1.   We acknowledge your response to our prior comment nine. As requested in the prior comment, please explain to us why you did not accrue the annual anniversary fee ratably over the year, such that an appropriate portion of the expense would be recognized in your interim financial statements for the period ending September 30, 2017. ASC 730-10-25-1 requires recording research and development expense as incurred. Given that the intellectual property is used during the whole period and no additional utilization is

received as of these anniversary dates, you have not supported why the expense should not be accrued ratably over the course of the year. Please revise accordingly or provide us with the basis for your methodology.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 74

2.   Regarding your proposed disclosure regarding stock compensation in response to our prior comments 11 and 12, please revise both your Critical Accounting Policies section as well as Section J of Note 1 to quantify the reduction of debt to your enterprise value as well as the subtotal used to compute your per share amount. Clearly label the subtotal as the portion of enterprise value attributable to shareholders.

3.   In responding to our prior comment 12, you note that "Contract Research Organization Fees were recognized as of the date that contracted for studies have been completed and results delivered to the Company". Please tell us why, in accordance with ASC 730-10-25-1, you do not accrue for the fees in the interim periods the services are provided by the Contract Research Organizations. Please revise accordingly or tell us the basis for your methodology.

You may contact Jacob Luxenburg at 202-551-2339 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joseph Vaini